UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

573083102

(CUSIP Number)

SQBG, Inc.

Yehuda Shmidman

Chief Executive Officer and Secretary

601 West 26th Street

New York, NY 10001

(646) 564-2577

With copies to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102

1	NAME OF REPORTING PERSONS SQBG, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) relates to the Class A common stock par value $0.01 per share (the “Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO” or the “Issuer”). The principal executive office of MSLO is located at 601 West 26th Street New York, New York 10001.

This Amendment No. 1 constitutes an exit filing for SQBG, whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold. This Amendment No. 1 hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2015. Unless otherwise stated herein, information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded with information contained in this Amendment No. 1.

Item 2. Identity and Background

This statement is being filed by SQBG, Inc. (formerly Sequential Brands Group, Inc.) (“SQBG”), a Delaware corporation and the predecessor issuer by merger to Sequential Brands Group, Inc. (formerly Singer Madeline Holdings, Inc.), a Delaware corporation (“New Sequential”). The principal executive office and business of SQBG is located at 601 West 26th Street New York, New York 10001. Information as to each of the executive officers and directors of SQBG is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 is being filed to report the termination of beneficial ownership of all shares of Issuer Common Stock previously beneficially owned by SQBG as a result of the consummation of the MSLO Merger.

The Voting Agreement terminated on December 2, 2015, when the MSLO stockholders approved the Mergers. The Voting Agreement was the basis for the beneficial ownership by SQBG of Issuer Common Stock.

On December 4, 2015 (the “Effective Time”), Madeline Merger Sub was merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of New Sequential. As a result of the MSLO Merger, the Issuer ceased to be a publicly traded company.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of MSLO’s Class A Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive either $6.15 in cash or 0.6958 shares of common stock of New Sequential, or a combination thereof. Accordingly, at the Effective Time and pursuant to the MSLO Merger, SQBG disposed of all shares of Issuer Common Stock that were beneficially owned by SQBG immediately prior to the Effective Time.

The foregoing summaries of the Merger Agreement, as amended, and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1, 2 and 3.

Item 4. Purpose of Transaction

The information contained in Item 3 above is hereby incorporated by reference. As of the Effective Time, each of the former members of the board of directors of the Issuer and each of the former officers of the Issuer resigned. As of the Effective Time and pursuant to the Merger Agreement, Yehuda Shmidman and Gary Klein were appointed to the board of directors of the Issuer. In addition, Mr. Shmidman assumed the role of Chief Executive Officer of the Issuer, and Mr. Klein assumed the role of Chief Financial Officer of the Issuer. Except as otherwise stated herein, SQBG does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) (b) Neither SQBG and, to the best of SQBG’s knowledge, none of the individuals named in Schedule I hereto, have beneficial ownership of any shares of Issuer Common Stock.

(e) Each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Issuer Common Stock on December 4, 2015.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
3	Letter Agreement, dated as of October 22, 2015, by and among SQBG, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the SQBG, Inc.’s Current Report on Form 8-K filed on October 22, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SQBG, INC.

Date: December 14, 2015	By:	/s/ Gary Klein
Name: Gary Klein
Title: Chief Financial Officer

SCHEDULE I

Name	Present Business Address	Present Principal Occupation	Citizenship
Yehuda Shmidman	c/o Sequential Brands Group, Inc. 601 West 26th Street New York, NY 10001	CEO and Secretary Sequential Brands Group, Inc.	United States
Gary Klein	c/o Sequential Brands Group, Inc. 601 West 26th Street New York, NY 10001	CFO of Sequential Brands Group, Inc.	United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
3	Letter Agreement, dated as of October 22, 2015, by and among SQBG, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the SQBG, Inc.’s Current Report on Form 8-K filed on October 22, 2015).